Exhibit 99.1

Titan Medical Annual and Special Meeting Scheduled for Wednesday, May 29, 2019

TORONTO--(BUSINESS WIRE)--May 22, 2019--Titan Medical Inc. (“Titan” or the “Company”) (TSX: TMD) (Nasdaq: TMDI), a medical device company focused on the design, development and commercialization of a robotic surgical system for application in single-port minimally invasive surgery (“MIS”), announces that its 2019 Annual and Special Meeting is scheduled for Wednesday, May 29, 2019 at 12:00 p.m. (Eastern), to be held at the Toronto Hilton Hotel, 145 Richmond Street West, Simcoe Room, Main Lobby.

Items to be presented and voted on at this year’s Annual and Special Meeting include the following:

  Presentation of the audited financial statements of the Corporation for the fiscal year ended December 31, 2018, the election of directors of the Corporation for the ensuing year;
  the appointment BDO Canada LLP as the auditor of the Corporation and authorization of the directors to fix the remuneration of the auditors;
  the adoption of a share unit plan and a deferred share unit plan of the Corporation and the reservation of common shares for issuance pursuant to each plan;
  increasing the Corporation’s stock option plan (the “Option Plan”) from a rolling 10% plan to a rolling 15% plan; and
  the amendment of the exercise prices of options granted to executive officers and other employees who are insiders of the Corporation under the Option Plan to the higher of the March 21, 2019 offering price of US$3.40 and the five day volume-weighted average price determined as of the close of business on May 28, 2019 (“Exercise Price Amendment”). As the Exercise Price Amendment constitutes a “related party transaction” as such term is defined in Multilateral Instrument 61-101. The Company intends to rely on the exemption from the “minority approval” requirement of MI 61-101 set forth in section 5.7(a) of MI 61 101, as the fair market value of the Exercise Price Amendment does not exceed 25% of the market capitalization of the Company. The expiry dates of the options subject to the Exercise Price Amendment are not being amended, and the range of option expiry dates are set forth in the management information circular dated April 29, 2019.

“We look forward to this year’s Annual and Special Meeting and encourage shareholders to attend the meeting and vote in person or to duly complete and deliver their proxies in advance of the meeting”, commented David McNally, Chief Executive Officer.

About Titan Medical

Titan Medical Inc. is focused on computer-assisted robotic surgical technologies for application in MIS. The Company is developing the SPORT Surgical System, a single-port robotic surgical system comprised of a surgeon-controlled patient cart that includes a 3D high-definition vision system and multi-articulating instruments for performing MIS procedures, and a surgeon workstation that provides an advanced ergonomic interface to the patient cart and a 3D endoscopic view inside the patient’s body. Titan intends initially to pursue focused surgical indications for the SPORT Surgical System, which may include one or more of gynecologic, urologic, colorectal or general abdominal procedures.

For more information, please visit the Company’s website at www.titanmedicalinc.com.

Forward-looking statements of Titan medical Inc.

This news release contains “forward-looking statements” which reflect the current expectations of management of the Company’s future growth, results of operations, performance and business prospects and opportunities. Wherever possible, words such as “may”, “would”, “could”, “will”, “anticipate”, “believe”, “plan”, “expect”, “intend”, “estimate”, “potential for” and similar expressions have been used to identify these forward-looking statements. These statements reflect management’s current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant risks, uncertainties and assumptions. Many factors could cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, without limitation, those listed in the “Risk Factors” section of the Company’s Annual Information Form dated March 29, 2019 (which may be viewed at www.sedar.com). Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance or achievements may vary materially from those expressed or implied by the forward-looking statements contained in this news release. These factors should be considered carefully, and prospective investors should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in the news release are based upon what management currently believes to be reasonable assumptions, the Company cannot assure prospective investors that actual results, performance or achievements will be consistent with these forward-looking statements.

CONTACT:
LHA Investor Relations
Kim Sutton Golodetz
(212) 838-3777
kgolodetz@lhai.com
or
Bruce Voss
(310) 691-7100
bvoss@lhai.com